For the period ended (b) April 30, 2000
File number (c) 811-7167


                        SUB-ITME 77J

            Restatement of Capital Share Account


Prudential  Europe Growth Fund, Inc. accounts  and
reports  for  distributions  to  shareholders   in
accordance   with   the  American   Institute   of
Certified   Public   Accountants,   Statement   of
Position  93-2:   Determination,  Disclosure,  and
Financial   Statement  Presentation   of   Income,
Capital Gain and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease accumulated net realized gain on investments by $3,991,034 and decrease net investment loss by $3,991,034 for realized foreign currency losses. Net investment income, net realized gains and net assets were not affected by these changes.